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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    (Amendment No. 7 for Robert H. McLean)

                   Under the Securities Exchange Act of 1934



                          BFX HOSPITALITY GROUP, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 COMMON STOCK
________________________________________________________________________________
                        (Title of Class of Securities)


                                   119885200
        _______________________________________________________________
                                (CUSIP Number)

                               Robert H. McLean
                              226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                (817) 332-4761
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 11, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X].

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 1.   NAMES OF REPORTING PERSONS:

      Robert H. McLean-SS No. ###-##-####

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 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                              (a) [_]
                              (b) [_]
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 3.   SEC USE ONLY


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 4.   SOURCE OF FUNDS*

                              SC
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 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. McLean is a citizen of the United States of America.
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 7.   NUMBER OF SHARES OWNED BY EACH REPORTING PERSON

                              688,601
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 8.   SHARED VOTING POWER

                              -0-
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 9.   SOLE DISPOSITIVE POWER

                                   688,601
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10.   SHARED DISPOSITIVE POWER

                              -0-
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      340,570  Actual Ownership
      300,000  Stock Options
        4,831  ESOP Shares
       22,100  Shares owned by limited partnership controlled by Reporting
               Person.
       20,000 Shares owned by a limited partnership of which Reporting Person is a limited partner and an officer of the general partner but does not have an ownership interest in the general partner. Reporting Person disclaims beneficial ownership of all these securities and this report shall not be deemed an admission of beneficial ownership for Section 16 purposes.
        1,100  Shares owned by Reporting Person's spouse
      -------
      688,601
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ______CERTAIN
      SHARES

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.31%, based on the 3,968,866 Shares outstanding as of January 10,2000 plus 300,000 shares represented by options currently exercisable by Mr. McLean
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14.   TYPE OF REPORTING PERSON*

                              IN
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                         THE STATEMENT ON SCHEDULE 13D
                  FOR ROBERT H. MCLEAN IS AMENDED AS FOLLOWS:
                              -------------------

Item 5. Is amended in its entirety as follows:

Item 5.        Interest in Securities of the Issuer.

        (a) Mr. McLean beneficially owns a total of 688,601 shares of the Common Stock of Issuer, or approximately 16.31% of all issued and outstanding shares of common stock as of January 10, 2000 plus 300,000 shares represented by the options currently exercisable by Mr. McLean. This figure also includes 340,570 shares actually issued to Mr. McLean in his name and 4,831 shares owned by Issuer's Employee Stock Option Plan, which have been allocated to and are voted by Mr. McLean. This figure also includes 22,100 shares owned by a limited partnership controlled by Mr. McLean. In addition, this figure includes 20,000 shares owned by a limited partnership of which Mr. McLean is a limited partner and an officer of the general partner, but does not have an ownership interest in the general partner. This figure also includes 1,100 shares owned by Mr. McLean's spouse and 300,000 shares represented by currently exercisable stock options.

        (b) Mr. McLean has the sole power to vote or to direct the vote of 688,601 shares of Issuer Common Stock and the sole power to dispose or direct the disposition of 688,601 shares of Issuer Common Stock.

        (c) Since Amendment Number 6 was filed for Robert H. McLean as of October 4, 1999, he has made the following immaterial transactions:

               . On October 11, 1999, 15,000 shares were acquired by a limited partnership controlled by Mr. McLean from Mark B. McLean. Mark B. McLean is Mr. McLean's son.

                    In addition, Mr. McLean transferred 7,100 shares owned by Mr. McLean to a limited partnership controlled by Mr. McLean.

        (d)    None

        (e)    Not applicable.

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                                  SIGNATURES
                                 ------------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2000




                                              /s/ Robert H. Mclean
                                              --------------------
                                                  ROBERT H. MCLEAN

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